UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 08680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.M. Manning & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

211 E Washington Street   Suite B

(No. and Street)

Greenville   SC   29601

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson Battle Arrington, III   (864) 232-9576

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA

(Name – if individual, state last, first, middle name)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Nelson Battle Arrington, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.M. Manning & Co., Inc. of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nelson B Arrington III

Signature

President

Title

Faye B. Hall

Notary Public

My Commission Expires
June 21, 2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Schedules
Required by the U.S. Securities and Exchange Commission
Including Independent Auditor's Report Thereon
For the Year-Ended December 31, 2017

Contents

Independent Auditor's Report

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
V.M. Manning & Co., Inc.
211 E Washington Street Suite B
Greenville SC 29601

Opinion on The Financial Statements

We have audited the statement of financial condition of V.M. Manning & Co., Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 9, 2018

V. M. Manning & Co. Inc.
Statement of Financial Condition
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
30-Bank of TR	48,667.00
33-Bank of TR2	12,765.60
40-Schwab Bank Deposit Account	37,706.13
Total Checking/Savings	99,138.73
Other Current Assets	
130-Due from East Broad Tr	951.37
170-Due from Charles Schwab WAM	45,747.87
171-Due from Charles Schwab NBA	65,860.19
Total Other Current Assets	112,559.43
Total Current Assets	211,698.16
Other Assets	
730-Coins	17,890.00
750-Loan to Officer	10,000.00
Total Other Assets	27,890.00
TOTAL ASSETS	239,588.16
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
3010-Payroll taxes due	
3014-SC Unemp tax	15.30
3015-Fed Unemp tax	42.00
3016-Employer FICA w/h	765.00
Total 3010-Payroll taxes due	822.30
3130-Comm NBA III	
3131-Accrued Comm NIII	10,000.00
Total 3130-Comm NBA III	10,000.00
Total Other Current Liabilities	10,822.30
Total Current Liabilities	10,822.30
Total Liabilities	10,822.30
Equity	
5020-Capital Stock	7,500.00
Retained Earnings	151,303.15
Net Income	69,962.71
Total Equity	228,765.86
TOTAL LIABILITIES & EQUITY	239,588.16

V. M. Manning & Co. Inc.
Statement of Income (Loss)
January 1st through December 31st 2017

	Jan - Dec 17
Income	
6020—Interest Earned	111.36
6040—Unrealized gains	1,645.00
6090—Comm Mutual Fund	22,796.34
6170—Management Fees	399,876.46
6220—Miscellaneous	0.01
Total Income	424,429.17
Expense	
8050—Audit Fees	2,000.00
8120—Communications	2,219.40
8190—Dues & Subscriptions	5,212.37
8260—Floor Brokerage Fee	734.37
8270—Group Insurance	29,325.88
8390—Income To Salesmen	
8391—Inside Salesmen	251,588.43
Total 8390—Income To Salesmen	251,588.43
8410—Insurance	4,476.70
8650—Office Supplies	845.11
8660—Payroll Taxes	19,896.31
8670—Postage	337.00
8680—Professional Fees	3,530.92
8690-client gifts	74.20
8720—Rent	15,878.50
8730—Utilities	2,008.01
8760—Regulatory Fees	4,964.88
8810—Salaries	6,000.00
8890—Taxes & License	5,374.38
Payroll Expenses	0.00
Total Expense	354,466.46
Net Income	69,962.71

V. M. Manning & Co. Inc.
Statement of Changes in Financial Condition
January 1st through December 31st 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	69,962.71
Adjustments to reconcile Net Income	
to net cash provided by operations:	
130--Due from East Broad Tr	(81.06)
170-Due from Charles Schwab WAM	(11,543.52)
171-Due from Charles Schwab NBA	(15,363.29)
3010--Payroll taxes due:3014--SC Unemp tax	9.30
3160-Due to Annual Audit	(2,250.00)
Net cash provided by Operating Activities	40,734.14
INVESTING ACTIVITIES	
730--Coins	(1,645.00)
Net cash provided by Investing Activities	(1,645.00)
Net cash Increase for period	39,089.14
Cash at beginning of period	60,049.59
Cash at end of period	99,138.73

V. M. MANNING & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

| | Common Stock | | Paid-in Capital | | Retained Earnings | Total Stockholder's Equity |
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January1, 2017	7,500	$7,500	-	-	$151,303	$158,803
Net Income	-	-	-	-	$69,963	$69,963
Capital Transactions	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	$	$
Balance at December 31, 2017	7,500	$7,500	-	-	$ 221,266	$ 228,766

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Mutual fund commission revenues are recorded by the Company on the date received by the Company.

Depreciation

Depreciation is calculated using the double declining method.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in trades of mutual funds for its individual and institutional customers. The company also manages investment accounts for individuals.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 15, 2018 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company is owed from its employee $10,000.00 on a non-interest bearing, unsecured loan. The Company also leases it office space from a related party.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the Company had no other commitments or contingencies

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 – 7 years	46,714
Leasehold improvements	7 years	0
		46,714
Less – accumulated depreciation		(46,714)
Total		$ 0

Depreciation expense was $0 for the year December 31, 2017.

NOTE G – RENT

The rent expense for the year was $15,878.50; the amount paid was for the lease on the office space and parking.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable.

	Level 1	Level 2	Level 3	Total
Money Market	$ -	$ -	$ -	$ -
Securities Owned	-	-	-	-
Coins Owned	-	17,890	-	17,890
Total	$ -	$17,890	$ -	$17,890

V. M. MANNING & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Fair values of assets measured on a recurring basis at December 31, 2017 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
12/31/17		
Money Market	$ -	$ -
Marketable Securities	-	-
Coins	17,890	17,890
Total	$17,890	$17,890

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: unrealized gain of $1,645.00.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
12/31/17		
Money Market	$ -	$ -
Marketable Securities	-	-
Coins	17,890	17,890
Total	$17,890	$17,890

Cost and fair value of money market funds and marketable securities at December 31, 2017 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
12/31/17				
Held to Maturity:				
Marketable Securities	-			-
Coins	$12,785	$5,105		$17,890
Totals	$12,785	$5,105		$17,890

V. M. MANNING & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

V. M. Manning & Co., Inc.
Supplementary Schedules Required by Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2017

Computation of Net Capital

Total Stockholder's equity:		$ 228,766.00

Non-allowable assets:

Prepaid Expenses	0.00	
Other Assets	27,890.00	
Fixed Assets	0.00	
Accounts receivable – other	112,559.00	(140,449)
Other Charges		
Other	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)

Net allowable capital		$ 88,317.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness		$ 721.00
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000.00
Net capital requirement		$ 5,000.00
Excess net capital		$ 83,317.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 10,822.00
Percentage of aggregate indebtedness to net capital		12.25%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2017	$ 83,317.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
Change in Other Haircuts	0.00
NCC per Audit	83,317.00
Reconciled Difference	$ (0.00)

V. M. Manning & Co., Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital of $88,317 which was $83,317 in excess of its required net capital of $5,000. The Company's net capital ratio was 12.25%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(1)]; All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(1)

Nelson Battle Arrington, III
V.M. Manning & Co., Inc.
211 E Washington Street
Suite B
Greenville, SC 29601

Dear Nelson Battle Arrington, III:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which V.M. Manning & Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which V.M. Manning & Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3. V.M. Manning & Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. V.M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.M. Manning & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 9, 2018

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

V. M. MANNING & CO., INC.      P.O. Box 10389
211 East Washington Street, Suite B
Greenville, South Carolina 29603-0389

Investment Securities Since 1916

12/31/2017

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, V. M. Manning & Co., Inc.,

1. Claims exemption 15c3-3(k)(1) from 15c3-3;

2. We have met the identified exemption from 01/00/2017 through 12/31/2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,



Nelson Arrington   12-31-17
President   Date
V. M. Manning & Co., Inc.

Telephone (864) 232-8231